                                                                    Exhibit 99.2



[VIVENDI UNIVERSAL LOGO]



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NOTE: This release is intended to be a report of the company's UNAUDITED,
PRELIMINARY INCOME STATEMENT DATA, PRESENTED ON A FRENCH GAAP BASIS, including Environmental Services. As previously indicated, Vivendi Universal will issue complete French GAAP financial statements for the first half of 2002 in September. At that time, the company will provide a reconciliation of net income and shareholders' equity to U.S. GAAP. Additionally, the company's actual revenue information for 2002 and 2001 was published today in 'Balo,' an official French business newspaper, in accordance with French regulatory requirements.

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                            VIVENDI UNIVERSAL REPORTS
                             FIRST HALF 2002 RESULTS

- NET INCOME WAS A LOSS OF 12.3 BILLION EUROS, REPRESENTING NEGATIVE 11.32 EUROS PER BASIC SHARE, FOR THE FIRST HALF OF 2002

- A GOODWILL IMPAIRMENT CHARGE OF APPROXIMATELY 11 BILLION EUROS PLUS FINANCIAL PROVISIONS OF 3.4 BILLION EUROS WERE RECORDED AT JUNE 30, 2002.

- NET INCOME EXCLUDING GOODWILL AMORTIZATION AND NON-RECURRING ITEMS, WAS A 66 MILLION EUROS LOSS, OR NEGATIVE 0.06 EUROS PER BASIC SHARE IN THE FIRST HALF OF 2002 COMPARED WITH POSITIVE 0.27 EUROS EARNINGS PER BASIC SHARE IN THE 2001 PERIOD

- CONSOLIDATED REVENUE GREW 8% TO 30.6 BILLION EUROS AND OPERATING INCOME INCREASED 8% TO 2.4 BILLION EUROS IN THE FIRST HALF ON A COMPARABLE BASIS, INCLUDING VIVENDI ENVIRONNEMENT.

- AT JUNE 30, 2002, FRENCH GAAP DEBT (CALCULATED AS GROSS DEBT MINUS CASH & CASH EQUIVALENTS) WAS APPROXIMATELY 35 BILLION EUROS (INCLUDING VIVENDI ENVIRONNEMENT)

- THE COMPANY IS COMMITTED TO RAISING AT LEAST 10 BILLION EUROS THROUGH ASSET SALES DURING THE NEXT TWO YEARS, 5 BILLION EUROS OF WHICH WILL BE COMPLETED DURING THE NEXT 9 MONTHS.

PARIS AND NEW YORK, AUGUST 14, 2002 - Vivendi Universal [PARIS BOURSE: EX FP;
NYSE: V] today announced unaudited preliminary financial results for the first half of 2002. In doing so, Chairman and Chief Executive Officer, Jean-Rene Fourtou commented as follows:

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                                       2

                         COMMENTS BY JEAN-RENE FOURTOU,
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER

"My primary objective is to create as much value for shareholders as possible by focusing on three priorities. First, reducing debt. Second, improving the profitability of the businesses. Third, determining a long-term strategy for Vivendi Universal: this process is well advanced and the Board will decide on the long-term strategy at the September 25th Board meeting.

"Vivendi Universal has around 10 billion euros of debt above the comfortable level allowed by a triple-B rating, assuming no access to the cash flow of Cegetel. We must decrease debt by at least this amount as soon as possible, by:

- Selling businesses. We are committed to selling assets for a minimum amount of 10 billion euros in the two years to come, 5 billion euros of which will be completed during the next 9 months.

- Cutting the cash drain of the company, mainly the non-French activities of the Canal+ Group, the Internet activities and the huge level of corporate overhead; and,

-    Enhancing the cash flows of the ongoing businesses.

"In the short term, due to the structure of our debt, Vivendi Universal is facing a liquidity problem despite the value of our assets. On July 10, Vivendi obtained a new bank facility of 1 billion euros. This new money has not yet been used. As announced in July, we are presently negotiating a new facility of 3 billion euros, which will include the first 1 billion euros. Vivendi Universal reached a framework for agreement, and we expect this new facility to be signed soon.

"We welcome today the arrival of Jean Bernard Levy as COO of Vivendi Universal, who will help me implement numerous projects, challenge management and better monitor the different businesses of the group. My management principles include strong corporate governance, communications transparency, teamwork, and challenging the operating management.

"Despite good progress in revenue and operating income growth in the first half, Vivendi Universal's net income before exceptional items and amortization of goodwill is a loss of 0.06 euros per share. With the decisions already taken regarding Canal+, the Internet businesses, overhead reductions and the disposal of non-core assets, Vivendi Universal's EPS (earnings per share) should increase significantly.

"This company has extraordinarily strong international assets. I am totally committed to restoring a stable financial situation and enhancing profitability. I am confident we shall be successful. "

                          PRO FORMA OPERATING RESULTS

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                                       3
FIRST HALF

- Consolidated revenue grew 8% to 30.6 billion euros reflecting growth at all businesses except Music and Internet, which were down slightly year-on-year.

- Consolidated operating income grew 8% to 2.4 billion euros, primarily driven by Vivendi UNIVERSAL Entertainment (VUE) and Cegetel, and to a lesser degree Environmental Services and Vivendi Telecom International. Operating income from businesses owned more than 50% declined 6% to 469 million euros.

- The changing euro/dollar exchange rate had little impact on the company's first half results.


SECOND QUARTER

- Consolidated revenue grew 5% to 15.5 billion euros primarily driven by VUE, Cegetel and Environmental Services.

- Consolidated operating income grew by 5% to 1.4 billion euros. Operating Income from businesses owned more than 50% improved by 10% to 379 million euros.


                      FIRST HALF PROFIT AND LOSS HIGHLIGHTS

INTEREST EXPENSE, NET: In the first half, net interest expense increased 8% to 674 million euros, driven by higher average debt levels and a higher cost of debt.

FINANCIAL PROVISIONS: Financial provisions of 3.4 billion euros were recorded in the first half of 2002, compared to 128 million euros in the same period in 2001. This considerable increase primarily reflects the overall market decline since the beginning of the year and management's reassessment of the growth potential and carrying values of certain publicly traded and privately held investments. The most significant provisions related to certain international telecoms operations, Vivendi Universal puts, Sithe Energies, call premiums, AOL Europe, Softbank Capital Partners and certain quoted shares.

OTHER INCOME (EXPENSE): In the first half of 2002, other expenses of 154 million euros were incurred, principally comprised of 68 million euros of foreign exchange losses and a 239 million euros premium expense on the buy-back of Vivendi Universal puts, partially offset by 194 million euros of capital gains of the sale of portfolio investments (primarily Vinci) and 30 million euros of dividends from unconsolidated companies. In the first half of 2001, other income of 286 million euros was earned, comprised of 154 million of foreign exchange gains, 122 million euros of capital gains of the sale of portfolio investments, 35 million euros of dividends from unconsolidated companies and 25 million euros of other expense.

EXCEPTIONAL ITEMS, NET: Exceptional items are primarily comprised of capital gains (losses) on the disposal of and/or dilution of the company's interest in other companies. In the first half of 2002, net exceptional income totaled 2.1 billion euros, reflecting a 1.6 billion euro net gain on the BSkyB transactions, a 630 million euro gain on the Vivendi Environnement transaction and a 144 million euro gain on the disposal of Canal Digital, partially offset by a 253 million euro loss on the disposal of Vivendi Universal Publishing's (VUP's) business-to-business and Health activities and 8 million euro loss provision on the disposal of other publishing operations. Comparable net exceptional income in 2001 totaled 1.2 billion euros, the principal components of which were gains of: 700 million euros on AOL France, 160 million euros on Eurosport, 125 million euros on Havas Advertising and 121 million euros in the Dalkia/EDF transactions.
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                                       4

INCOME TAX EXPENSE: In the first half, the company's income and deferred tax expense decreased 34% to 365 million euros.

EQUITY IN LOSSES OF UNCONSOLIDATED COMPANIES: In the first half, the equity in losses of unconsolidated companies increased by 11% to 273 million euros, primarily due to increased losses from Telecoms affiliates, principally Elektrim and Xfera, and reduced equity earnings from VUE because it is consolidated (not equity accounted) following the May 2002 acquisition of the entertainment assets of USA Networks. Partially offsetting these increases were reduced equity losses from Internet and CANAL+ Group affiliates.

GOODWILL AMORTIZATION: Goodwill continues to be amortized under French GAAP. Goodwill amortization declined 17% to 642 million euros in the first half, primarily owing to impairment charges taken at the end of 2001.

GOODWILL IMPAIRMENT: In light of deteriorating economic conditions since December 2001 and the impact of higher financing costs for the company, management has recorded a preliminary impairment charge of approximately 11 billion euros as of June 30, 2002. The 11 billion impairment is the sum of 3.8 billion euros relating to Canal+ Group, 3.5 billion relating to Music, 2.6 billion relating to VUE and 1.1 billion relating to Telecom and Internet. This adjustment reflects management's opinion of the fair value of the core assets on a permanent ongoing concern basis within Vivendi Universal.

MINORITY INTEREST: In the first half, minority interest expense at 154 million euros declined by 80%, due primarily to the impact of the financial provisions and goodwill impairment, partially offset by improved profitability at Cegetel and VUE and the inclusion of a full six month results of Maroc Telecom and two month results of the entertainment assets of USA Networks.

NET INCOME (LOSS) AND EARNINGS (LOSS) PER SHARE: A net loss of 12.3 billion euros or 11.32 euros per basic share incurred in the first half of 2002, down from net income of 22 million euros or 0.02 euros per basic share earned in the comparable prior year period. Excluding goodwill amortization and impairment, financial provisions and net exceptional items, the net loss would be 66 million euros or 0.06 euros per basic share in the first half of 2002, compared to net income of 295 million euros or 0.27 euros per basic share in the comparable prior-year-period.


                     UPDATE ON SHORT-TERM LIQUIDITY POSITION

On July 10, 2002, the company obtained an additional 1 billion euro unsecured credit facility from a group of seven banks. This facility has not been used to date and will only be used in part by the end of August. As of August 13, Vivendi Universal had cash and unused credit facilities of 1.6 billion euros. The company continues to work with its banks to put in place additional financing to meet its long-term financing requirements. The company expects to conclude an agreement shortly.


                                      DEBT


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                                       5

At June 30, 2002 French GAAP debt (defined as gross debt minus cash & cash equivalents), was around 35 billion euros compared with approximately 37 billion at December 31, 2001. Excluding Vivendi Environment, debt fell to around 19 billion at June 30 from 21 billion euros at December 31, 2001.

Vivendi Universal's June 30 debt balance included around 16 billion euros for Vivendi Environment. Vivendi Environment reported net debt of approximately 15 billion euros. The primary differences relate to short and long term receivables and marketable securities.


                                 TREASURY SHARES

The board of directors has decided to cancel 20.8 million treasury shares, as authorized at the shareholders meeting on April 24, 2002. Because these shares were available for stock option plans, call options may be purchased to meet potential option exercise.


                            BUSINESS UNIT HIGHLIGHTS

                         BUSINESSES OWNED MORE THAN 50%

MUSIC (92% OWNED):

FIRST HALF HIGHLIGHTS: For the first half of 2002, Universal Music Group's (UMG's) revenues were down 4% to 2.9 billion euros. In a weak music market, which reported declines in most major markets worldwide, UMG increased market share. In the U.S. for example, UMG achieved an unprecedented year-to-date current album market share of over 30%, according to SoundScan, and a record-breaking single-week current album market share of approximately 42%. Major album sales in the first half included those by established artists Eminem, Nelly and Sheryl Crow, the Grammy Award(R)-winning album of the year "O Brother Where Art Thou?" soundtrack, the NOW 9 compilation album, as well as new and developing artists such as Ashanti, Vanessa Carlton, Musiq and Cam'Ron, among others. Other best sellers included Ronan Keating's second solo album, Paulina Rubio's debut album in English, and Japan's Fukuyama.

Operating income was 28% below last year's comparable period. Excluding other income from the gain on the sale of UMG's interest in MTV Asia to Viacom and the disposition of real estate in connection with office moves, principally in Tokyo, operating income declined 45%. Lower sales of releases carried over from 2001, and the expected lighter release schedule in the first quarter, combined with lower margins in the product mix and increased A&R costs all contributed to the decline.

SECOND QUARTER HIGHLIGHTS: UMG's revenues of 1.5 billion euros for the quarter were down 2%. Excluding foreign exchange fluctuations (largely the decline of the dollar against the euro), revenues increased by 0.2%. Operating income was 14% below last year's second quarter or 38% excluding the other income discussed above. The decline primarily reflects lower margins in the product mix and increased Artist and Repertoire (A&R) costs, partially offset by lower marketing and overhead costs.

2002 OUTLOOK: UMG's release schedule for the remainder of 2002 includes albums from Shania Twain, U2, Bon Jovi, Eminem (8 Mile Sound Track) and a new album from the recently signed Mariah Carey. Local repertoire releases include albums from Johnny Hallyday, Star Academy,
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                                       6

Gerald de Palmas and Zazie (France); No Angels and DJ Oetzi (Germany); Pedro Fernandez and Limite (Mexico); Powderfinger (Australia); Jacky Cheung (Taiwan); Spitz, The High Lows and Ego-Wrapping (Japan), and The Rolling Stones Greatest Hits (non-U.S.).


PUBLISHING (100% OWNED):

FIRST HALF HIGHLIGHTS: Vivendi Universal Publishing (VUP) reported first half revenues of 2.1 billion euros, up 5%, and operating income of 95 million, down 20%.

VUP's ongoing businesses (which exclude the Business-to-Business and Health divisions sold at the end of June) reported revenues of 1.7 billion euros in the first half, up 9%, primarily reflecting growth at Games and Houghton Mifflin. Operating income from ongoing businesses increased by 32 million euros in the first half (to 43 million euros), driven by improvements at Games and Publishing & Education.

The Games division reported revenue growth of 68% to 294 million euros, and operating income increased more than tripled to 48 million euros, primarily owing to the release of Blizzard's Warcraft III in the period, which shipped almost 3 million units in June, and approximately 4.5 million units year-to-date.

The Publishing & Education division (school, college and kids interactive) reported 5% revenue growth to 1.1 billion and an 82% reduction in operating losses (representing an operating income improvement of 25 million euros), driven by Houghton Mifflin, college, adoption in California, and strength in Spain and France. Traditionally, the first half has slower sales in the sales cycle, the peak being in the third and fourth quarters for back-to-school.

The Consumer division reported 15% lower revenues and 10 million euros lower operating income in the first half, primarily owing to the soft advertising market. However, the month of June showed a reverse of this trend.

Revenues and operating income from the Business-to-Business and Health divisions, which were sold at the end of June, declined 8% and 53%, respectively, in the first half.

SECOND QUARTER HIGHLIGHTS: For the second quarter, VUP reported revenues of 1.2 billion euros, up 8%. VUP's ongoing businesses reported revenues of 981 million euros in the second quarter, up 13%. Strength was driven by growth at Games and Houghton Mifflin.

2002 OUTLOOK: Typically, the second half of the year is the largest in terms of profits and free cash flow for the Publishing division. The outlook for 2002 remains strong, with growth in Games and Houghton Mifflin driving results, which could, however, be impacted by exchange rates. The Games division has a strong release schedule in the third and fourth quarters in both PCs and consoles (Lord of the Ring/Tolkien, Malice, Scorpion King). The company expects a strong back-to-school season in education, especially in Europe and California.


VIVENDI UNIVERSAL ENTERTAINMENT (VUE) (86% OWNED):
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                                       7

FIRST HALF HIGHLIGHTS: VUE achieved 46% actual (non-comparable) revenue growth, principally due to the impact of the acquisition of USA Networks on May 7, 2002. In May 2002, Universal Studios and the entertainment assets of USA Networks, Inc. combined strengths to create Vivendi UNIVERSAL Entertainment, with fully-integrated film, television and recreation divisions. On a pro forma basis, VUE reported 21% revenue growth in the first half.

Universal Pictures finished the first half of the year with $759.0 million in worldwide box office, which is consistent with its strong performance of the last four years.

In home video, for the first six months of 2002, Universal ranked #2 among all studios in consumer spending for DVD sell-through. In addition, Universal ranked #2 in VHS rental revenue and #2 in DVD rental revenue (Source: Rentrack).

USA Network has become the number one cable network in key demographics and the number two in households; its original series, Dead Zone and Monk, have become the two most-watched drama series on basic cable (Source: Nielsen).

In Recreation, lower revenue at Universal Studios Hollywood (higher attendance more than offset by lower per capita spending) contributed to 7% lower recreation revenue in the first half.

VUE operating income grew by 36% on a pro forma basis in the first half primarily because of strength at Universal Pictures and Universal Television, offset in part by cable advertising revenue and theme parks.

In connection with the creation of VUE, an audit of pro forma accounts is in process which may lead to adjustments to the US GAAP accounts.

SECOND QUARTER HIGHLIGHTS: VUE achieved 53% actual (non-comparable) revenue growth, principally owing to the impact of the acquisition of the entertainment assets of USA Networks on May 7, 2002. On a pro forma basis VUE reported 18% growth in the second quarter.

Universal Pictures reported strong revenue growth, owing to strong theatrical performance from titles such as The Scorpion King and The Bourne Identity. In home video, the second quarter reported another strong slate, with Spy Game and Oscar winners A Beautiful Mind and Gosford Park.

Universal television reported 31% higher revenue primarily owing to the syndication of Just Shoot Me. Cable revenues and operating income fell in the second quarter owing to lower advertising revenue than the prior year period.

Recreation reported 20% lower revenue, as lower per capita spending more than offset higher attendance at Universal Studios Hollywood as well as lower management fees from Universal Studios Japan.

VUE operating income grew 60% on a comparable (pro forma) basis in the quarter primarily because of strength in film, home entertainment (VHS and DVD and television), offset in part by operating income declines in cable ad sales and theme parks.
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                                       8

In connection with the creation of VUE, an audit of pro forma accounts is in process which may lead to adjustments to the US GAAP accounts.

2002 OUTLOOK: VUE expects to have a strong second half, driven by Universal Pictures and Universal Television, partially offset by Recreation. Key upcoming film releases include Red Dragon (October 4), and 8 Mile (November 8). Key upcoming home entertainment releases include The Scorpion King (October 1) and E.T. The Extra-terrestrial (October 22).


CANAL+ GROUP (100% OWNED):

FIRST HALF HIGHLIGHTS: CANAL+ Group reported 8% revenue growth reaching 2.3 billion euros in the first half. On a comparable basis, revenue growth was 5% in the first half, primarily driven by StudioCanal, and CanalSatellite. Globally, subscriptions increased to 16.17 million from 15.84 million one year ago, representing 2% growth (net subscription additions of 329,000) over the past 12 months. Digital subscribers increased 19% year-over-year to 6.5 million. ARPU (Average Revenue Per User) was slightly ahead of year ago levels, mainly attributable to France and Benelux. Churn was flat in France and lower in Benelux.

At StudioCanal, revenue grew 56% or 25% excluding the impact of the integration of Expand. Strength at StudioCanal was driven in France by successful produced or acquired films such as L'Auberge Espagnole (1.6 million admissions), and revenue benefited from strong video/DVD sales with Bridget Jones's Diary (still No. 1 on its first opening month) and Zinedine Zidane "Comme dans un reve". For the second consecutive year, a StudioCanal co-production (The Pianist by Roman Polanski) won Canne's most prestigious award, the Palme d'Or.

CanalSatellite revenue grew 11% in the first half, driven by approximately 250,000 higher subscriptions year-over-year combined with flat ARPU. Canal+ France Premium Channel revenue fell 1% in the first half because of lower advertising revenue and lower subscription revenue. Canal+ Nordic revenue increased 20% in the first half, driven by approximately 73,000 more subscriptions year-over-year, coupled with ARPU growth and a positive foreign exchange impact. Tele+ revenue grew 3% in the first half, largely owing to a successful marketing campaign in the period and the launch in Italy of "Kit number one" product (prepaid smart cards with six months subscriptions).

Canal+ Technologies revenue grew 8% in the first half. Canal+ Technologies, which now counts 14 million digital set-top boxes world-wide using its conditional access and interactive TV technologies, has launched a new Mediaguard conditional access smart card, which is expected to result in the eradication of piracy.

On a pro forma basis, operating losses increased by 31% (16 million euros lower) owing to higher soccer rights costs at Canal+ France, offset in part by cost savings at Canal+ France and improved Tele+ performance.

During the period, Vivendi Universal and CANAL+ Group, shareholder of Tele+, in Italy, signed a conditional memorandum of understanding during the quarter to sell Tele+ to News Corp. The companies are working on a definitive agreement which will then be submitted to the competent authorities. In Spain, Sogecable, in which CANAL+ Group has a 21.3% stake, and Telefonica
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                                       9

agreed last May to merge Via Digital and Sogecable. Pending regulatory approval and at the end of the operation, Telefonica, Prisa and CANAL+ Group will own equal stakes in Sogecable.

In the Nordic countries, CANAL+ Group and Telenor signed a definitive agreement to complete the sale of the 50% stake held by CANAL+ Group in the Nordic digital TV platform Canal Digital to Telenor on June 14. This agreement also secures exclusive Direct-To-Home (DTH) distribution of Canal+ Nordic's premium channels and pay-per-view services on Canal Digital in the region. The final agreement provided for a total payment of 290 million euros. In Poland, the new merged digital TV platform Nowa Cyfra+ was launched on March 1.

SECOND QUARTER HIGHLIGHTS: CANAL+ Group reported 5% revenue growth to 1.1 billion euros in the second quarter. On a comparable basis (pro forma), revenue growth was 1% primarily driven by StudioCanal, CanalSatellite and Canal+ Nordic.

CANAL+ Group reported breakeven operating income in the second quarter compared to operating losses of 15 million euros in the second quarter of the prior year, and a loss of 4 million euros on a comparable basis. The improvement was due to the strength at StudioCanal, CanalSatellite, Tele+, Canal+ Nordic and Canal+ Benelux as well as cost reductions at Canal+ France Premium Channel, offset in part by weakness at Canal+ Poland and Universal Studios Network in the quarter.

2002 OUTLOOK: On July 23, 2002, Vivendi Universal announced a plan to strengthen the future and growth of Canal+ by giving the company the means to finance its growth and foster creative production in both film and television. The plan aims to group around Canal+ SA, a listed company that holds a licence from the French media authority CSA, what are essentially the core businesses of the CANAL+ Group. At the same time, the plan will provide new resources for Vivendi Universal.


INTERNET (100% OWNED):

FIRST HALF HIGHLIGHTS: On a pro forma basis, Internet revenue fell by 2% and operating losses improved 6% in the first half of 2002 compared with the prior-year period. During the first half of 2002, the majority of the Internet group's businesses experienced revenue growth. Overall, however, this positive trend was negatively affected by lower revenues from advertising based businesses, which continued to suffer from the weakness in the online advertising market. Strong cost control throughout the Internet segment resulted in reduced operating losses in the first half for every Internet business.

In the U.S., VUNet USA network reached over 18 million unique visitors a month. EMusic acquired its 50,000th subscriber (making it the Internet's most popular music subscription service).

SECOND QUARTER HIGHLIGHTS: On a pro forma basis, Internet revenue fell 15% in the second quarter compared with same period a year ago. This was largely attributable to declining online advertising revenues for the U.S. properties, offset in part by 49% higher revenue at VU Net Europe and 30% higher revenue at EMusic. Second quarter operating losses benefited from the restructuring of the Internet operations initiated 12 months ago, as operating losses were flat in the second quarter of 2002, despite lower revenue.
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                                       10

2002 OUTLOOK: The Internet businesses are restructuring to reduce their operating cash use and will narrow their portfolio to focus on self-sustaining strategic businesses.


VIVENDI TELECOM INTERNATIONAL (EXCLUDES MAROC TELECOM) (VARIOUS OWNERSHIP INTERESTS)

FIRST HALF HIGHLIGHTS: Vivendi Telecom International (VTI) reported first half revenues of 233 million euros, up from 97 million euros in the prior year comparable period and operating income of 25 million euros up from 2 million euros in the first half of 2001. These significant improvements primarily reflect the full consolidation of Monaco Telecom in the second half of 2001 and Kencell (Kenya) in December 2001.

SECOND QUARTER HIGHLIGHTS: Revenues increased 128% to 114 million euros and operating income more than tripled to 10 million euros, for the reasons discussed above.

2002 OUTLOOK:   These assets will be used as a source of cash.


                         BUSINESSES OWNED LESS THAN 50%

CEGETEL (44% OWNED; 35% OF SFR):

FIRST HALF HIGHLIGHTS: For the first half of 2002, Cegetel's revenues increased 14% to 3.4 billion euros and operating income grew 30% to 747 million euros. The improved results reflect strong performances of both the mobile and fixed telephony services divisions.

At SFR, revenues increased 12%, and operating income increased 23%. SFR's customer base (including SRR) grew by 427,000 to approximately 13.0 million customers. SFR's market share of gross additions increased 1.5 percentage points to 34.8% from 33.3% in the first half of 2001. ARPU from prepaid customers increased 7% to 20.7 euros, and ARPU from postpaid customers increased 1% to 58 euros, compared to the first half of last year. Additionally, SFR was successful in reducing acquisition cost per gross addition by 11% in the same period. The monthly churn rate rose to just over 2%. Data and service revenue per average customer rose significantly (40%) in the first half of 2002 compared with the prior year period.

Operating results for Cegetel's fixed telephony services division continued to improve, resulting in 31% revenue growth mainly due to local traffic opened to competition since January 1, 2002, and a 26% reduction in operating losses in the first half.

SECOND QUARTER HIGHLIGHTS: In the second quarter, Cegetel's revenues increased 10% to 1.7 billion euros and operating income grew 19% to 388 million euros.

At SFR, revenues increased 9%. During the second quarter of 2002, SFR's customer base (including SRR, its subsidiary in La Reunion, an overseas department of France) grew by 219,000 to approximately 13 million customers. SFR's market share of gross additions increased 1.6 percentage points to 35.9% from 34.3% in the second quarter of 2001. ARPU from prepaid customers increased 9% to 20.7 euros, and ARPU from postpaid customers was flat at 58.2 euros, compared to the second quarter of last year. Additionally, SFR was successful in reducing acquisition costs per gross addition by 11% in the same period. The monthly churn rate rose to
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                                       11

just over 2%. Data and service revenue per average customer rose significantly (40%) in the 2002 second quarter compared with the prior-year period.

Operating results for Cegetel's fixed telephony services division continued to improve during the quarter, resulting in revenue growth of 25%, mainly due to local traffic opened to competition since January 1, 2002.

2002 OUTLOOK: Full year 2002 results are expected to confirm the first half-year trends.


MAROC TELECOM (35% OWNED):

FIRST HALF HIGHLIGHTS: Maroc Telecom's revenue grew by 2% in the half, in line with expectations. In the same period, Maroc Telecom's operating income fell 7%, primarily due to increased depreciation resulting from a reduction in the estimated useful life of certain fixed network equipment. On a like-to-like basis, operating income would have increased 5% in the first half.

SECOND QUARTER HIGHLIGHTS: Maroc Telecom's revenue fell 1% in the quarter due to actions taken on bad debt and the resulting cancellation of subscriptions. Operating income fell 27% in the quarter primarily due to increased depreciation discussed above. On a like-to-like basis, operating income would have increased 3% in the quarter.

2002 OUTLOOK: Second half results are expected to improve at Maroc Telecom.


VIVENDI ENVIRONNEMENT (41% OWNED):

The company's environmental services businesses are operated by Vivendi Environnement.

FIRST HALF HIGHLIGHTS: Vivendi Environnement achieved revenues of 15 billion and operating income of 1 billion, representing revenue and operating income growth of 7% and 5%, respectively, in the first half. Excluding non-core businesses in the process of being divested, revenue growth was 9% and operating income growth was 8%.

In the Water business, growth in France was due to the continued good results of the water distribution business and stability in the water engineering business. In the U.S., the solid continuation of the municipal outsourcing businesses and new contracts in the industrial outsourcing business contributed to growth. The outsourcing business in other countries was also encouraging, due to start-ups or new contracts signed in 2000/2001, notably in Central Europe, Morocco and Asia Pacific. In a less than favorable economic environment, the Waste business also returned positive results, driven by growth in France and abroad, largely due to developments in Northern Europe and Asia Pacific. The full first half-year impact of the Marius Pedersen acquisition in 2001 also benefited Waste's results. In the Energy Services business, results were stable in France reflecting the combination of lower gas prices as of April 1, 2002 and the seasonality of cogeneration activities, which are concentrated in the winter months. Outside France, new contracts in Tallinn (Estonia), Vilnius (Lithuania) and Pozan (Poland) came on line. The acquisitions of Siram in Italy and Cram in France, combined with the final integration of the former EDF business also contributed to growth. The Transportation business benefited from contract development and extension in France, the acquisitions of Verney and Yellow Transportation and the impact of the BBA and the Combus contracts as well as developments in Finland, Poland, Belgium and the Czech Republic. FCC also turned in positive results, particularly in the cement business due to the expansion of the Spanish construction industry.

SECOND QUARTER HIGHLIGHTS: Vivendi Environnement achieved revenue of 7.5 billion and operating income of 0.5 billion, representing revenue and operating income growth of 3% and 2%, respectively, in the second quarter.

2002 OUTLOOK: The first half results provide confidence, within a stabilized economic environment, for the medium-term growth objectives of Vivendi Environnement. This has been further strengthened by the receipt of new contracts since the beginning of the year.

For additional information and discussion of results for Vivendi Environnement, please refer to Vivendi Environnement's press release dated August 7, 2002.


                               OTHER DEVELOPMENTS

A number of related shareholder class action suits, which allege violation of the Securities Exchange Act of 1934 by the company and certain of its former officers, have recently been filed in the United States District Courts in California and New York. The cases are in the early stages and the company has no further comment on them at this time.


                               FINANCIAL SCHEDULES

As an integral part of this press release, Vivendi Universal has attached important financial information, all in accordance with French GAAP, including:

-    Preliminary first half Consolidated Statement of Income;

-    Preliminary first half business segment results (actual and pro forma);

-    Preliminary second quarter business segment results (actual and pro forma);

- Preliminary first half supplemental financial information (actual and pro forma);

- Preliminary second quarter supplemental financial information (actual and pro forma).


                             ANALYST CONFERENCE CALL

Vivendi Universal will host a conference call with analysts and investors to discuss the company's Second Quarter & First Half 2002 Operating Results on Wednesday, August 14th at 2pm Paris Time (8am EST). Dial-in numbers are: U.S. (toll free number): 1 877 276 2599; UK: +44 (0)20 8240 8245; France: +33 1 55 69
57 34 or on line at: http://finance.vivendiuniversal.com. PLEASE CALL 15 MINUTES PRIOR TO THE CALL IN ORDER TO BE CONNECTED AND INDICATE YOU WANT THE VIVENDI UNIVERSAL CONFERENCE CALL. Slides for this conference call will be available at the internet address listed above.

The media may dial into the analyst call on a listen-in basis only.

Important Disclaimer

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk that new financing will not adequately satisfy all immediate or medium-term obligations; the risk that the level of debt reduction expected to be achieved as a result of certain restructurings or asset disposals will not materialize; the risk that Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; the risk that Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; changes in currency exchange rates; changes in global and local business and economic conditions; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission. Investors and security holders are urged to read those documents at the Commission's web site at www.sec.gov. Those documents may also be obtained free of charge from Vivendi Universal. Vivendi Universal undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


--------------------------------------------------------------------------------

This entire press release issued on August 14, 2002 is also available on the company's websites at http://www.vivendiuniversal.com and http://finance.vivendiuniversal.com.

--------------------------------------------------------------------------------


CONTACTS:

MEDIA RELATIONS:                INVESTOR RELATIONS:
PARIS                           PARIS
Antoine Lefort                  Laura Martin
+33 (1).71.71.1180              +33 (1).71.71.1084 or
NEW YORK                        917.378.5705
Anita Larsen                    Laurence Daniel
+(1) 212.572.1118               +33 (1).71.71.1233
Mia Carbonell
+(1) 212.572.7556               NEW YORK
                                Eileen McLaughlin
                                +(1) 212.572.8961

                                VIVENDI UNIVERSAL
                  PRELIMINARY CONSOLIDATED STATEMENT OF INCOME
                            (French GAAP, unaudited)


                                                                                               Six Months Ended June 30,
                                                                                                   2002        2001 (2)
                                                                                                ---------      --------
                                                                                                 (In millions of euros,
                                                                                               except per share amounts)
REVENUES                                                                                        E  29,990      E 26,443
Cost of revenues                                                                                  (20,798)      (17,930)
Selling, general and administrative expenses                                                       (6,837)       (6,499)
Other operating expenses, net                                                                         (65)         (125)
                                                                                                ---------      --------
OPERATING INCOME                                                                                    2,290         1,889
Interest expense, net                                                                                (674)         (625)
Financial provisions                                                                               (3,402)         (128)
Other income (expense)                                                                               (154)          287
                                                                                                ---------      --------
INCOME (LOSS) BEFORE EXCEPTIONAL ITEMS, INCOME TAXES,
     GOODWILL AMORTIZATION, EQUITY INTEREST AND MINORITY INTEREST                                  (1,940)        1,423
Exceptional items, net                                                                              2,068         1,237
Income tax expense                                                                                   (365)         (557)
                                                                                                ---------      --------
INCOME (LOSS) BEFORE EQUITY INTEREST, GOODWILL AMORTIZATION

     AND MINORITY INTEREST                                                                           (237)        2,103
Equity in losses of unconsolidated companies                                                         (273)         (245)
Goodwill amortization                                                                                (642)         (769)
Goodwill impairment                                                                               (11,000)         (312)
                                                                                                ---------      --------
INCOME (LOSS) BEFORE MINORITY INTEREST                                                            (12,152)          777
Minority interest                                                                                    (154)         (755)
                                                                                                ---------      --------

NET INCOME (LOSS)                                                                               E (12,306)     E     22
                                                                                                =========      ========

EARNINGS (LOSS) PER BASIC SHARE                                                                 E  (11.32)     E   0.02
                                                                                                =========      ========

NET INCOME (LOSS) BEFORE GOODWILL AMORTIZATION AND NON-RECURRING ITEMS                     (1)  E     (66)     E    295
                                                                                                =========      ========

EARNINGS (LOSS) PER BASIC SHARE BEFORE GOODWILL AMORTIZATION AND NON-RECURRING ITEMS            E   (0.06)     E   0.27
                                                                                                =========      ========

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING (in millions)                                          1,086.9       1,081.3

(1) Net income before goodwill amortization, goodwill impairment, financial provisions and net exceptional items, after the tax impact ((333) million euros in 2002 and 111 million euros in 2001) and minority interest ((403) million euros in 2002 and 190 million euros in 2001).

(2) Certain selling, general and administrative and other operating expenses have been restated to give effect to changes in accounting policies at CANAL+Group. This had no impact on operating income.

                                VIVENDI UNIVERSAL
                 FIRST HALF PRELIMINARY BUSINESS SEGMENT RESULTS
                            (French GAAP, unaudited)


                                                           Actual                        Pro Forma (2)
                                                  Six Months Ended June 30,         Six Months Ended June 30,
                                               ------------------------------    -------------------------------
                                                 2002       2001     % Change      2002        2001      % Change
                                               --------   --------   --------    --------    --------    -------
                                                                   (In millions of euros)
REVENUES
      Music                                    E  2,873   E  2,986         -4%   E  2,873    E  2,986         -4%
      Publishing                                  2,141      1,611         33%      2,141       2,047          5%
      Vivendi Universal Entertainment (VUE)       3,151      2,159         46%      3,779       3,128         21%
      CANAL+ Group & Other                        2,344      2,166          8%      2,344       2,230          5%
      Internet                                       87         46         89%         87          89         -2%
      Vivendi Telecom International (VTI)           233         97        140%        233          97        140%
      Non-Core Businesses                            52         57         -9%         52          57         -9%
                                               --------   --------   --------    --------    --------    -------
      GREATER THAN 50% OWNED                     10,881      9,122         19%     11,509      10,634          8%
                                               --------   --------   --------    --------    --------    -------
      Cegetel                                     3,442      3,016         14%      3,442       3,016         14%
      Maroc Telecom                                 716        365         96%        716         703          2%
      Environmental Services                     14,951     13,940          7%     14,951      13,940          7%
                                               --------   --------   --------    --------    --------    -------
      LESS THAN 50% OWNED                        19,109     17,321         10%     19,109      17,659          8%
                                               --------   --------   --------    --------    --------    -------

TOTAL VIVENDI UNIVERSAL                        E 29,990   E 26,443         13%   E 30,618    E 28,293          8%
                                               ========   ========   ========    ========    ========    =======

OPERATING INCOME (LOSS) (1)
      Music                                    E    169   E    234        -28%   E    169    E    234        -28%
      Publishing                                     95        150        -37%         95         119        -20%
      Vivendi Universal Entertainment (VUE)         529        154        244%        670         493         36%
      CANAL+ Group & Other                          (68)       (31)      -119%        (68)        (52)       -31%
      Internet                                     (103)      (103)         0%       (103)       (110)         6%
      Vivendi Telecom International (VTI)            25          2       1150%         25           2       1150%
      Non-Core Businesses                          (132)       (24)      -450%       (132)        (24)      -450%
      Holding & Corporate                          (187)      (164)       -14%       (187)       (164)       -14%
                                               --------   --------   --------    --------    --------    -------
      GREATER THAN 50% OWNED                        328        218         50%        469         498         -6%
                                               --------   --------   --------    --------    --------    -------
      Cegetel                                       747        573         30%        747         573         30%
      Maroc Telecom                                 204        131         56%        204         219         -7%
      Environmental Services                      1,011        967          5%      1,011         967          5%
                                               --------   --------   --------    --------    --------    -------
      LESS THAN 50% OWNED                         1,962      1,671         17%      1,962       1,759         12%
                                               --------   --------   --------    --------    --------    -------

TOTAL VIVENDI UNIVERSAL                        E  2,290   E  1,889         21%   E  2,431    E  2,257          8%
                                               ========   ========   ========    ========    ========    =======

(1) Includes depreciation, amortization, restructuring charges and other one-time items. For details of these amounts refer to attached supplemental financial information.

(2) The pro forma information illustrates the effect of the acquisitions of the entertainment assets of USA Networks, Inc., Maroc Telecom, Houghton Mifflin and MP3.com, as if these transactions had occurred at the beginning of 2001. The pro forma information is calculated as a simple sum of the actual results of Vivendi Universal's businesses with the actual results reported by each of the acquired businesses in each period presented. Additionally, the results of Universal Studios international television networks are now reported by CANAL+ Group. This reclassification has no impact on the total results of Vivendi Universal. The pro forma results are not necessarily indicative of the combined results that would have occurred had the events actually occurred at the beginning of 2001.

                                VIVENDI UNIVERSAL
               SECOND QUARTER PRELIMINARY BUSINESS SEGMENT RESULTS
                            (French GAAP, unaudited)

                                                             Actual                          Pro Forma(2)
                                                   Three Months Ended June 30,       Three Months Ended June 30,
                                                   ---------------------------       ---------------------------
                                                   2002       2001     % Change       2002      2001     % Change
                                                  -------    -------   --------     -------   -------    --------
                                                                      (In millions of euros)
REVENUES
  Music                                           E 1,509    E 1,540       -2%      E 1,509   E 1,540        -2%
  Publishing                                        1,203        794       52%        1,203     1,110         8%
  Vivendi Universal Entertainment (VUE)             1,776      1,158       53%        1,953     1,661        18%
  CANAL+ Group & Other                              1,145      1,090        5%        1,145     1,129         1%
  Internet                                             40         27       48%           40        47       -15%
  Vivendi Telecom International (VTI)                 114         50      128%          114        50       128%
  Non-Core Businesses                                  12          7       71%           12         7        71%
                                                  -------    -------     -----      -------   -------      -----
  GREATER THAN 50% OWNED                            5,799      4,666       24%        5,976     5,544         8%
                                                  -------    -------     -----      -------   -------      -----
  Cegetel                                           1,729      1,568       10%        1,729     1,568        10%
  Maroc Telecom                                       362        365       -1%          362       365        -1%
  Environmental Services                            7,451      7,256        3%        7,451     7,256         3%
                                                  -------    -------     -----      -------   -------      -----
  LESS THAN 50% OWNED                               9,542      9,189        4%        9,542     9,189         4%
                                                  -------    -------     -----      -------   -------      -----
TOTAL VIVENDI UNIVERSAL                           E15,341    E13,855       11%      E15,518   E14,733         5%
                                                  =======    =======     =====      =======   =======      =====

OPERATING INCOME (LOSS)(1)
  Music                                           E   142    E   165      -14%      E   142   E   165       -14%
  Publishing                                          119         87       37%          119       113         5%
  Vivendi Universal Entertainment (VUE)               381         85      348%          383       240        60%
  CANAL+ Group & Other                                  -        (15)     100%            -        (4)      100%
  Internet                                            (53)       (49)      -8%          (53)      (52)       -2%
  Vivendi Telecom International (VTI)                  10          3      233%           10         3       233%
  Non-Core Businesses                                (120)       (21)    -471%         (120)      (21)     -471%
  Holding & Corporate                                (102)       (98)      -4%         (102)      (98)       -4%
                                                  -------    -------     -----      -------   -------      -----
  GREATER THAN 50% OWNED                              377        157      140%          379       346        10%
                                                  -------    -------     -----      -------   -------      -----
  Cegetel                                             388        326       19%          388       326        19%
  Maroc Telecom                                        95        131      -27%           95       131       -27%
  Environmental Services                              536        525        2%          536       525         2%
                                                  -------    -------     -----      -------   -------      -----
  LESS THAN 50% OWNED                               1,019        982        4%        1,019       982         4%
                                                  -------    -------     -----      -------   -------      -----
TOTAL VIVENDI UNIVERSAL                           E 1,396    E 1,139       23%      E 1,398   E 1,328         5%
                                                  =======    =======     =====      =======   =======      =====


(1) Includes depreciation, amortization, restructuring charges and other one-time items. For details of these amounts refer to attached supplemental financial information.
(2) The pro forma information illustrates the effect of the acquisitions of the entertainment assets of USA Networks, Inc., Maroc Telecom, Houghton Mifflin and MP3.com, as if these transactions had occurred at the beginning of 2001. The pro forma information is calculated as a simple sum of the actual results of Vivendi Universal's businesses with the actual results reported by each of the acquired businesses in each period presented. Additionally, the results of Universal Studios international television networks are now reported by CANAL+ Group. This reclassification has no impact on the total results of Vivendi Universal. The pro forma results are not necessarily indicative of the combined results that would have occurred had the events actually occurred at the beginning of 2001.

                               VIVENDI UNIVERSAL
           FIRST HALF PRELIMINARY SUPPLEMENTAL FINANCIAL INFORMATION

   DEPRECIATION, AMORTIZATION, RESTRUCTURING CHARGES AND OTHER ONE-TIME ITEMS
                            (French GAAP, unaudited)


                                                                        Actual                     Pro Forma(2)
                                                                   Six Months Ended              Six Months Ended
                                                                        June 30,                     June 30,
                                                                -----------------------         -----------------
                                                                 2002           2001(1)          2002       2001
                                                                ------          -------         ------     ------
                                                                              (In millions of euros)
DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT AND
 AMORTIZATION OF INTANGIBLE ASSETS
  Music                                                         E  228          E  217          E  228     E  217
  Publishing                                                       168              66             168        107
  Vivendi Universal Entertainment (VUE)                            125             149             133        155
  CANAL+ Group & Other                                             213             159             213        160
  Internet                                                          21               6              21         13
  Vivendi Telecom International (VTI)                               40              20              40         20
  Non-Core Businesses                                                7              27               7         27
  Holding & Corporate                                               34              34              34         34
                                                                ------          ------          ------     ------
  GREATER THAN 50% OWNED                                           836             678             844        733
                                                                ------          ------          ------     ------
  Cegetel                                                          402             356             402        356
  Maroc Telecom                                                    154              57             154        112
  Environmental Services                                           923             786             923        786
                                                                ------          ------          ------     ------
  LESS THAN 50% OWNED                                            1,479           1,199           1,479      1,254
                                                                ------          ------          ------     ------
TOTAL VIVENDI UNIVERSAL                                         E2,315          E1,877          E2,323     E1,987
                                                                ======          ======          ======     ======

RESTRUCTURING CHARGES
  Music                                                         E    -          E    -          E    -     E    -
  Publishing                                                         1               3               1          3
  Vivendi Universal Entertainment (VUE)                             45               -              45          -
  CANAL+ Group & Other                                               3              (6)              3         (6)
  Internet                                                          (2)              9              (2)         9
  Vivendi Telecom International (VTI)                                -               -               -          -
  Non-Core Businesses                                                -               1               -          1
  Holding & Corporate                                                -               -               -          -
                                                                ------          ------          ------     ------
  GREATER THAN 50% OWNED                                            47               7              47          7
                                                                ------          ------          ------     ------
  Cegetel                                                           (1)             (2)             (1)        (2)
  Maroc Telecom                                                      -               -               -          -
  Environmental Services                                             6              12               6         12
                                                                ------          ------          ------     ------
  LESS THAN 50% OWNED                                                5              10               5         10
                                                                ------          ------          ------     ------
TOTAL VIVENDI UNIVERSAL                                         E   52          E   17          E   52     E   17
                                                                ======          ======          ======     ======
OTHER ONE-TIME EXPENSE (INCOME)
  Music                                                         E  (39)         E    -          E  (39)    E    -
  Publishing                                                        (4)              4              (4)         4
  Vivendi Universal Entertainment (VUE)                              -               -              (2)         -
  CANAL+ Group & Other                                             (15)             31             (15)        31
  Internet                                                           1               -               1          -
  Vivendi Telecom International (VTI)                                1              (1)              1         (1)
  Non-Core Businesses                                              109               1             109          1
  Holding & Corporate                                               (8)             15              (8)        15
                                                                ------          ------          ------     ------
  GREATER THAN 50% OWNED                                            45              50              43         50
  Cegetel                                                       ------          ------          ------     ------
                                                                     2               -               2          -
  Maroc Telecom                                                      -               -               -          -
  Environmental Services                                           (26)              -             (26)         -
                                                                ------          ------          ------     ------
  LESS THAN 50% OWNED                                              (24)              -             (24)         -
                                                                ------          ------          ------     ------
TOTAL VIVENDI UNIVERSAL                                         E   21          E   50          E   19     E   50
                                                                ======          ======          ======     ======

(1) These items have been restated for CANAL+ Group to give effect to changes in accounting policies adopted in 2002. This had no impact on operating income.
(2) The pro forma information illustrates the effect of the acquisitions of the entertainment assets of USA Networks, Inc., Maroc Telecom, Houghton Mifflin and MP3.com, as if these transactions had occurred at the beginning of 2001. The pro forma information is calculated as a simple sum of the actual results of Vivendi Universal's businesses with the actual results reported by each of the acquired businesses in each period presented. Additionally, the results of Universal Studios international television networks are now reported by CANAL+ Group. This reclassification has no impact on the total results of Vivendi Universal. The pro forma results are not necessarily indicative of the combined results that would have occurred had the events actually occurred at the beginning of 2001.

                                VIVENDI UNIVERSAL
          SECOND QUARTER PRELIMINARY SUPPLEMENTAL FINANCIAL INFORMATION

   DEPRECIATION, AMORTIZATION, RESTRUCTURING CHARGES AND OTHER ONE-TIME ITEMS
                            (French GAAP, unaudited)

                                                                          Actual                          Pro Forma(2)
                                                                    Three Months Ended               Three Months Ended
                                                                         June 30,                          June 30,
                                                                   ----------------------          ----------------------
                                                                    2002          2001(1)           2002            2001
                                                                   ------         -------          ------          ------
                                                                                      (In millions of euros)
DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT AND
  AMORTIZATION OF INTANGIBLE ASSETS
  Music                                                            E  118          E  106          E  118          E  106
  Publishing                                                          104              31             104              61
  Vivendi Universal Entertainment (VUE)                                65              84              69              87
  CANAL+ Group & Other                                                 99              73              99              73
  Internet                                                             13               1              13               5
  Vivendi Telecom International (VTI)                                  19              10              19              10
  Non-Core Businesses                                                   -               9               -               9
  Holding & Corporate                                                   3              21               3              21
                                                                   ------          ------          ------          ------
  GREATER THAN 50% OWNED                                              421             335             425             372
                                                                   ------          ------          ------          ------
  Cegetel                                                             213             179             213             179
  Maroc Telecom                                                       101              57             101              57
  Environmental Services                                              532             435             532             435
                                                                   ------          ------          ------          ------
  LESS THAN 50% OWNED                                                 846             671             846             671
                                                                   ------          ------          ------          ------
TOTAL VIVENDI UNIVERSAL                                            E1,267          E1,006          E1,271          E1,043
                                                                   ======          ======          ======          ======
RESTRUCTURING CHARGES
  Music                                                            E    -          E    -          E    -          E    -
  Publishing                                                            1               3               1               3
  Vivendi Universal Entertainment (VUE)                                45               -              45               -
  CANAL+ Group & Other                                                  3              (6)              3              (6)
  Internet                                                             (5)              4              (5)              4
  Vivendi Telecom International (VTI)                                   -               -               -               -
  Non-Core Businesses                                                   -               1               -               1
  Holding & Corporate                                                   -               -               -               -
                                                                   ------          ------          ------          ------
  GREATER THAN 50% OWNED                                               44               2              44               2
                                                                   ------          ------          ------          ------
  Cegetel                                                              (1)              -              (1)              -
  Maroc Telecom                                                         -               -               -               -
  Environmental Services                                                3              10               3              10
                                                                   ------          ------          ------          ------
  LESS THAN 50% OWNED                                                   2              10               2              10
                                                                   ------          ------          ------          ------
TOTAL VIVENDI UNIVERSAL                                            E   46          E   12          E   46          E   12
                                                                   ======          ======          ======          ======

OTHER ONE-TIME EXPENSE (INCOME)
  Music                                                            E  (39)         E    -          E  (39)         E    -
  Publishing                                                           (4)             (1)             (4)             (1)
  Vivendi Universal Entertainment (VUE)                                 -               -              (2)              -
  CANAL+ Group & Other                                                 (2)             31              (2)             31
  Internet                                                              1               5               1               5
  Vivendi Telecom International (VTI)                                   1               -               1               -
  Non-Core Businesses                                                 110              25             110              25
  Holding & Corporate                                                   1              13               1              13
                                                                   ------          ------          ------          ------
  GREATER THAN 50% OWNED                                               68              73              66              73
                                                                   ------          ------          ------          ------
  Cegetel                                                               1              (3)              1              (3)
  Maroc Telecom                                                         -               -               -               -
  Environmental Services                                              (58)             12             (58)             12
                                                                   ------          ------          ------          ------
  LESS THAN 50% OWNED                                                 (57)              9             (57)              9
                                                                   ------          ------          ------          ------
TOTAL VIVENDI UNIVERSAL                                            E   11          E   82          E    9          E   82
                                                                   ======          ======          ======          ======

(1) These items have been restated for CANAL+ Group to give effect to changes in accounting policies adopted in 2002. This had no impact on operating income.
(2) The pro forma information illustrates the effect of the acquisitions of the entertainment assets of USA Networks, Inc., Maroc Telecom, Houghton Mifflin and MP3.com, as if these transactions had occurred at the beginning of 2001. The pro forma information is calculated as a simple sum of the actual results of Vivendi Universal's businesses with the actual results reported by each of the acquired businesses in each period presented. Additionally, the results of Universal Studios international television networks are now reported by CANAL+ Group. This reclassification has no impact on the total results of Vivendi Universal. The pro forma results are not necessarily indicative of the combined results that would have occurred had the events actually occurred at the beginning of 2001.